SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2014
Commission File Number	000-29898
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	BLACKBERRY REPORTS FOURTH QUARTER AND YEAR-END RESULTS FOR FISCAL 2014

DOCUMENT 1

NEWS RELEASE

March 28, 2014

FOR IMMEDIATE RELEASE

BLACKBERRY REPORTS FOURTH QUARTER AND YEAR-END RESULTS FOR FISCAL 2014

BlackBerry Reports Fiscal Fourth Quarter Adjusted Loss Per Share of $0.08 vs. $0.67 in Previous Quarter

Waterloo, ON  – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today reported financial results for the three months and fiscal year ended March 1, 2014 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Q4 Highlights:
•	Cash and investments balance of $2.7B at the end of the fiscal fourth quarter
•	Adjusted Q4 gross margin of 43%, up from 34% in the prior quarter
•	Channel inventory down 30% from the prior quarter
•	Reduced adjusted operating expenses by approximately 51% from Q1FY14
•	Revenue for the fourth quarter of approximately $976 million

Q4 Results

Revenue for the fourth quarter of fiscal 2014 was approximately $976 million, down $217 million or 18% from approximately $1.2 billion in the previous quarter and down 64% from $2.7 billion in the same quarter of fiscal 2013.  The revenue breakdown for the quarter was approximately 37% for hardware, 56% for services and 7% for software and other revenue.  During the fourth quarter, the Company recognized hardware revenue on approximately 1.3 million BlackBerry smartphones compared to approximately 1.9 million BlackBerry smartphones in the previous quarter. During the fourth quarter, approximately 3.4 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the fourth quarter and which reduced the Company’s inventory in channel.  Of the BlackBerry smartphones sold through to end customers in the fourth quarter, approximately 2.3 million were BlackBerry 7 devices.

GAAP loss from continuing operations for the fourth quarter was $423 million, or $0.80 per share diluted. The loss includes a non-cash charge associated with the change in the fair value of the Debentures of approximately $382 million (the "Q4 Fiscal 2014 Debentures Fair Value Adjustment"), a pre-tax recovery of previously recorded inventory charges of approximately $149 million (the "Q4 Fiscal 2014 Inventory Recovery") and pre-tax restructuring charges of approximately $148 million related to the Cost Optimization and Resource Efficiency (“CORE”) program. This compares with a GAAP loss from continuing operations of $4.4 billion, or $8.37 per share diluted in the prior quarter, and GAAP income from continuing operations of $94 million, or $0.18 per share diluted, in the same quarter last year.

Adjusted loss from continuing operations for the fourth quarter was $42 million, or $0.08 per share diluted. Adjusted loss from continuing operations and adjusted diluted loss per share exclude the impact of the non-cash Q4 Fiscal 2014 Debentures Fair Value Adjustment of approximately $382 million ($382 million after tax), the Q4 Fiscal 2014 Inventory Recovery of approximately $149 million ($106 million after tax), and pre-tax restructuring  charges of approximately $148 million ($105 million after tax) related to the CORE program incurred in the fourth quarter of fiscal 2014. These impacts on GAAP loss from continuing operations and diluted loss per share from continuing operations are summarized in the table below.

The total of cash, cash equivalents, short-term and long-term investments was approximately $2.7 billion as of March 1, 2014, compared to $3.2 billion at the end of the previous quarter. Cash flow used in operations in the fourth quarter was approximately $553 million. Cash flows provided by financing activities in the fourth quarter were approximately $251 million, which includes the additional issuance of $250 million of convertible debentures.  Cash flows used in investing activities included intangible asset additions of approximately $243 million. Purchase obligations and other commitments amounted to approximately $1.9 billion as at March 1, 2014, with purchase orders with contract manufacturers representing approximately $586 million of the total.

"I am very pleased with our progress and execution in fiscal Q4 against the strategy we laid out three months ago.  We have significantly streamlined operations, allowing us to reach our expense reduction target one quarter ahead of schedule," said John Chen, Executive Chairman and Chief Executive Officer of BlackBerry. "BlackBerry is on sounder financial footing today with a path to returning to growth and profitability."

Outlook

The Company anticipates maintaining its strong cash position and continuing to look for opportunities to streamline operations. The Company is targeting break even cash flow results by the end of fiscal 2015.

Reconciliation of GAAP gross margin, gross margin percentage, loss from continuing operations before income taxes, loss from continuing operations and diluted loss per share from continuing operations to adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before income taxes, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations:
(United States dollars, in millions except per share data)

	Gross Margin(1) (before taxes)	Gross Margin %(1) (before taxes)	Loss from continuing operations before income taxes	Loss from Continuing Operations	Diluted loss per share from continuing operations
As reported	$553	57%	$(557)	$(423)	$(0.80)
Adjustments:
CORE charges (2)	17	2%	148	105	0.20
Q4 Fiscal 2014 Debenture Fair Value Adjustment (3)			382	382	0.73
Q4 Fiscal 2014 Inventory Recovery (4)	(149)	(15)%	(149)	(106)	(0.20)
Adjusted	$421	43%	$(176)	$(42)	$(0.08)

Note: Adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before tax, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the fourth quarter of fiscal 2014, the Company reported GAAP gross margin of $553 million or 57% of revenue.  Excluding the impact of the CORE charges included in cost of sales and the Q4 Fiscal 2014 Inventory Recovery, the adjusted gross margin was $421 million, or 43%.

(2)
As part of the Company’s ongoing effort to streamline its operations and increase efficiency, the Company commenced the CORE program in March 2012. During the fourth quarter of fiscal 2014, the Company incurred charges related to the CORE program of approximately $148 million pre-tax, or $105 million after tax. Substantially all of the pre-tax charges are related to one-time employee termination benefits, facilities and manufacturing costs. During the fourth quarter of fiscal 2014, charges of approximately $17 million were included in cost of sales, charges of approximately $21 million were included in research and development and charges of approximately $110 million were included in selling, marketing, and administration expenses.

(3)
During the fourth quarter of fiscal 2014, the Company recorded a non-cash charge associated with the change in the fair value of the Debentures of approximately $382 million. This adjustment was presented on a separate line in the Statements of Operations.

(4)
During the fourth quarter of fiscal 2014, the Company recorded a recovery of previous charges against inventory and supply commitments of approximately $149 million, or $106 million after tax, to reflect increased sell through rates, relative to the estimates and assumptions previously considered, resulting from discounted pricing and revised orders on hand for devices and components of BlackBerry 10 products.

Fiscal 2014 Results

Revenue from continuing operations for the fiscal year ended March 1, 2014 was $6.8 billion, down 38% from $11.1 billion in fiscal 2013. The Company's GAAP net loss from continuing operations for fiscal 2014 was $5.9 billion, or $11.18 per share diluted, compared with GAAP net loss from continuing operations of $628 million, or $1.20 per share diluted in fiscal 2013. Adjusted net loss from continuing operations for fiscal 2014 was $711 million, or $1.35 per share diluted. Adjusted net loss from continuing operations and adjusted diluted loss per share for fiscal 2014 exclude the pre-tax impacts of an LLA impairment charge of $2.7 billion ($2.5 billion after tax), the Q4 Fiscal 2014 Inventory Recovery of $1.6 billion ($1.3 billion after tax), the Z10 inventory charge of $934 million ($666 million after tax), the Q4 Fiscal 2014 Debentures Fair Value Adjustment of $382 million ($382 million after tax), charges of $512 million ($398 million after tax) related to the Company's CORE program and strategic review process and the Q4 Fiscal 2014 Inventory Recovery of $149 million ($106 million after tax). These charges and their related impacts on GAAP net loss from continuing operations and diluted loss per share from continuing operations are summarized in the table below.

Reconciliation of GAAP gross margin, gross margin percentage, loss from continuing operations before income taxes, loss from continuing operations and diluted loss per share from continuing operations to adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before income taxes, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations:
(United States dollars, in millions except per share data)

	For the fiscal year ended March 1, 2014
	Gross Margin(1) (before taxes)	Gross Margin %(1) (before taxes)	Loss from continuing operations before income taxes	Loss from Continuing Operations	Diluted loss per share from continuing operations
As reported	$(43)	(1)%	$(7,184)	$(5,873)	$(11.18)
Adjustments:
CORE charges (1)	103	2%	512	398	0.76
Q4 Fiscal 2014 Debenture Fair Value Adjustment (2)			382	382	0.73
Q4 Fiscal 2014 Inventory Recovery (3)	(149)	(2)%	(149)	(106)	(0.20)
LLA Impairment Charge (4)			2,748	2,475	4.71
Q3 Fiscal 2014 Inventory Charge (5)	1,592	23%	1,592	1,347	2.56
Z10 Inventory Charge (6)	934	14%	934	666	1.27
Adjusted	$2,437	36%	$(1,165)	$(711)	$(1.35)

Note: Adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before tax, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
As part of the Company’s ongoing effort to streamline its operations and increase efficiency, the Company commenced the CORE program in March 2012. Further, the Company announced the formation of a special committee to conduct an organizational strategic review on August 12, 2013. During fiscal 2014, the Company incurred approximately $512 million in total pre-tax charges related to the CORE program and strategic review process. Substantially all of the pre-tax charges are related to one-time employee termination benefits, facilities and manufacturing costs related to the CORE program and legal and financial advisory costs related to the strategic review process. During fiscal 2014, pre-tax charges of approximately $103 million were included in cost of sales, charges of approximately $76 million were included in research and development and charges of approximately $333 million were included in selling, marketing, and administration expenses.

(2)
During the fourth quarter of fiscal 2014, the Company recorded a non-cash charge associated with the change in the fair value of the Debentures of approximately $382 million. This adjustment was presented on a separate line in the Statements of Operations.

(3)
During the fourth quarter of fiscal 2014, the Company recorded a recovery of previous charges against inventory and supply commitments of approximately $149 million, or $106 million after tax, to reflect increased sell through rates, relative to the estimates and assumptions previously considered, resulting from discounted pricing and revised orders on hand for devices and components of BlackBerry 10 products.

(4)
During the third quarter of fiscal 2014 the Company performed a long-lived asset impairment test and based  on the results of that test, the Company  recorded  a non-cash  LLA  Impairment  Charge of approximately $2.7 billion pre-tax, or $2.5 billion after tax.

(5)
During the third quarter of fiscal 2014, the Company recorded a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $1.6 billion, or $1.3 billion after tax, which was primarily attributable to BlackBerry 10 devices.

(6)
During the second quarter of fiscal 2014, the Company recorded a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $934 million, or $666 million after tax, which was primarily attributable to BlackBerry Z10 devices.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarter ended
	March 1, 2014		November 30, 2013		August 31, 2013		June 1, 2013		March 2, 2013
North America	$297	30.4%	$340	28.5%	$414	26.3%	$761	24.8%	$587	21.9%
Europe, Middle East and Africa	412	42.2%	549	46.0%	686	43.6%	1,343	43.7%	1,227	45.8%
Latin America	127	13.0%	135	11.3%	196	12.5%	449	14.6%	479	17.9%
Asia Pacific	140	14.4%	169	14.2%	277	17.6%	518	16.9%	385	14.4%
Total	$976	100.0%	$1,193	100.0%	$1,573	100.0%	$3,071	100.0%	$2,678	100.0%

Conference Call and Webcast
A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-800-814-4859 or through your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet at http://ca.BlackBerry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 10 am by dialing (+1)416-640-1917 and entering pass code 4612572# or by clicking the link above on your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet. This replay will be available until midnight ET April 11, 2014.

About BlackBerry
A global leader in mobile communication, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@BlackBerry.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry’s plans, strategies and objectives, and the anticipated opportunities and challenges in fiscal 2015; BlackBerry’s expectations with respect to the sufficiency of its financial resources, including the anticipated receipt of a significant income tax refund in the first half of fiscal 2015; BlackBerry's expectations regarding targeting break even cash flow results by the end of fiscal 2015; BlackBerry’s expectations regarding new product initiatives and their timing, including BlackBerry Enterprise Service 10, BES 12, BlackBerry 10 smartphones and services related to BlackBerry Messenger ("BBM"), QNX software products and the QNX cloud-based machine to machine solution; BlackBerry’s plans and expectations regarding its existing and new service offerings, assumptions regarding its service revenue model, and the anticipated levels of decline in service revenue in the first quarter of fiscal 2015; anticipated demand for, and BlackBerry’s plans and expectations relating to its BlackBerry 7 and 10 smartphones, including programs to drive sell-through of these smartphones; BlackBerry’s on-going efforts to streamline its operations and its expectations relating to the benefits of its CORE program and similar strategies; BlackBerry’s plans to continue implementation of a workforce reduction of approximately 4,500 positions; BlackBerry’ plans and expectations regarding marketing and promotional programs; BlackBerry’s estimates of purchase obligations and other contractual commitments; and assumptions and expectations described in BlackBerry’s critical accounting estimates and accounting policies.  The terms and phrases “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including, but not limited, to BlackBerry’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of products based on the BlackBerry 10 platform, general economic conditions, product pricing levels and competitive intensity, supply constraints, and BlackBerry’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources.  Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks related to BlackBerry’s ability to implement and realize the benefits of its strategic initiatives, including a return to its core strength of enterprise and security, changes to its Devices Business, including the new partnership with Foxconn, and the planned transition to an operating unit organizational structure consisting of the Devices Business, Enterprise Services, QNX Embedded Business and Messaging; BlackBerry’s ability to maintain existing enterprise customer relationships and to transition such customers to the BES 10 platform and deploy BlackBerry 10 smartphones, and the risk that current BES 10 test installations may not convert to commercial installations; BlackBerry’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions; the risk that uncertainty relating to BlackBerry’s recently completed strategic review process, as well as previously disclosed announcements concerning BlackBerry's operational restructuring, recent management changes and workforce reductions, may adversely impact BlackBerry’s business, existing and future relationships with business partners and end customers of its products and services, and its ability to attract and retain key employees; risks related to BlackBerry’s ability to offset or mitigate the impact of the decline in its service access fees on its consolidated revenue by developing an integrated services and software offering; intense competition, rapid change and significant strategic alliances within BlackBerry’s industry; BlackBerry’s ability to adapt to, and realize the anticipated benefit of, recent management changes;   BlackBerry’s increasing reliance on third-party manufacturers for certain products and its ability to manage its production and repair process, and risks related to BlackBerry changing manufacturers or reducing the number of manufacturers or suppliers it uses; risks related to BlackBerry’s ability to implement and to realize the benefits of its previously-disclosed operational restructuring initiatives, including its CORE program, and its ability to continue to realize cost reductions in the future, including the on-going efforts to continue to implement a workforce reduction of approximately 4,500 positions by the end of the first quarter of fiscal 2015; the risk that workforce reductions may result in a disruption to business critical processes and the effectiveness of the Company's internal controls; BlackBerry’s ability to maintain its existing relationships with its carrier partners and distributors; BlackBerry’s ability to maintain or increase its liquidity, its existing cash balance, to access existing or potential alternative sources of funding, the sufficiency of its financial resources, and its ability to service its debt; risks related to the Company's significant indebtedness; BlackBerry’s ability to manage inventory and asset risk and the potential for additional charges related to its inventory; potential additional charges relating to the impairment of intangible assets recorded on BlackBerry’s balance sheet; security risks; BlackBerry’s ability to successfully maintain and enhance its brand; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions;  risks associated with BlackBerry’s foreign operations, including risks related to recent political and economic developments in Venezuela and Argentina and the impact of foreign currency restrictions; risks related to litigation, including litigation claims arising from BlackBerry’s practice of providing forward-looking guidance; risks related to the failure of BlackBerry's suppliers and other parties it does business with to use acceptable ethical business practices; risks related to intellectual property rights;  reliance on strategic alliances with third-party network infrastructure developers, software platform vendors and service platform vendors; risks related to the collection, storage, transmission, use and disclosure of confidential and personal information;  BlackBerry’s reliance on suppliers of functional components for its products and risks relating to its supply chain; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; BlackBerry’s ability to expand and manage BlackBerry® World™; risks related to government regulations, including regulations relating to encryption technology;  potential defects and vulnerabilities in BlackBerry’s products; risks as a result of actions of activist shareholders; risks related to BlackBerry possibly losing its foreign private issuer status under U.S. federal securities laws; government regulation of wireless spectrum and radio frequencies; risks related to economic and geopolitical conditions; risks associated with acquisitions; foreign exchange risks; and difficulties in forecasting BlackBerry’s financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  These risk factors and others relating to BlackBerry are discussed in greater detail in the “Risk Factors” section of BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry family of related marks, images and symbols are the exclusive properties and trademarks of BlackBerry Limited.  BlackBerry, BBM, QNX and related trademarks are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, Company names, trademarks and service marks are the properties of their respective owners.

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the year ended
	March 1, 2014	November 30, 2013	March 2, 2013	March 1, 2014	March 2, 2013
Revenue	$976	$1,193	$2,678	$6,813	$11,073
Cost of sales	423	2,457	1,603	6,856	7,639
Gross margin	553	(1,264)	1,075	(43)	3,434
Gross margin %	56.7%	(106.0)%	40.1%	(0.6)%	31.0%
Operating expenses
Research and development	246	322	383	1,286	1,509
Selling, marketing and administration	355	548	523	2,103	2,111
Amortization	107	148	181	606	714
Impairment of long-lived assets	—	2,748	—	2,748	—
Impairment of goodwill	—	—	—	—	335
Debentures fair value adjustment	382	(5)	—	377	—
	1,090	3,761	1,087	7,120	4,669
Operating loss	(537)	(5,025)	(12)	(7,163)	(1,235)
Investment income (loss), net	(20)	—	(6)	(21)	15
Loss from continuing operations before income taxes	(557)	(5,025)	(18)	(7,184)	(1,220)
Recovery of income taxes	(134)	(624)	(112)	(1,311)	(592)
Income (loss) from continuing operations	(423)	(4,401)	94	(5,873)	(628)
Income (loss) from discontinued operations, net of tax	—	—	4	—	(18)
Net income (loss)	$(423)	$(4,401)	$98	$(5,873)	$(646)
Earnings (loss) per share
Basic and diluted earnings (loss) per share from continuing operations	(0.80)	(8.37)	0.18	(11.18)	(1.20)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	0.01	—	(0.03)
Total basic and diluted earnings (loss) per share	$(0.80)	$(8.37)	$0.19	$(11.18)	$(1.23)
Weighted-average number of common shares outstanding (000’s)
Basic	526,374	525,656	524,160	525,168	524,160
Diluted	526,374	525,656	527,222	525,168	524,160
Total common shares outstanding (000's)	526,552	526,184	524,160	526,552	524,160

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	March 1, 2014	March 2, 2013
Assets
Current
Cash and cash equivalents	$1,579	$1,549
Short-term investments	950	1,105
Accounts receivable, net	972	2,353
Other receivables	152	272
Inventories	244	603
Income taxes receivable	373	597
Other current assets	505	469
Deferred income tax asset	73	139
Assets held for sale	209	354
	5,057	7,441
Long-term investments	129	221
Property, plant and equipment, net	942	2,073
Intangible assets, net	1,424	3,430
	$7,552	$13,165
Liabilities
Current
Accounts payable	$474	$1,064
Accrued liabilities	1,214	1,854
Deferred revenue	580	542
	2,268	3,460
Long-term debt	1,627	—
Deferred income tax liability	32	245
	3,927	3,705
Shareholders’ Equity
Capital stock and additional paid-in capital	2,418	2,431
Treasury stock	(179)	(234)
Retained earnings	1,394	7,267
Accumulated other comprehensive income loss	(8)	(4)
	3,625	9,460
	$7,552	$13,165

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the year ended
	March 1, 2014	March 2, 2013
Cash flows from operating activities
Loss from continuing operations	$(5,873)	$(628)
Loss from discontinued operations	—	(18)
Net loss	(5,873)	(646)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	1,270	1,918
Deferred income taxes	(149)	87
Stock-based compensation	68	86
Impairment of long-lived assets	2,748	—
Impairment of goodwill	—	335
Debentures fair value adjustment	377	—
Other	141	36
Net changes in working capital items	1,259	487
Net cash provided by (used in) operating activities	(159)	2,303
Cash flows from investing activities
Acquisition of long-term investments	(229)	(296)
Proceeds on sale or maturity of long-term investments	284	227
Acquisition of property, plant and equipment	(283)	(418)
Proceeds on sale of property, plant and equipment	49	5
Acquisition of intangible assets	(1,080)	(1,005)
Business acquisitions, net of cash acquired	(7)	(60)
Acquisition of short-term investments	(1,699)	(1,472)
Proceeds on sale or maturity of short-term investments	1,925	779
Net cash used in investing activities	(1,040)	(2,240)
Cash flows from financing activities
Issuance of common shares	3	—
Tax deficiencies related to stock-based compensation	(13)	(11)
Purchase of treasury stock	(16)	(25)
Issuance of debt	1,250	—
Net cash provided by (used in) financing activities	1,224	(36)
Effect of foreign exchange gain (loss) on cash and cash equivalents	5	(5)
Net increase in cash and cash equivalents for the year	30	22
Cash and cash equivalents, beginning of year	1,549	1,527
Cash and cash equivalents, end of year	$1,579	$1,549

As at	March 1, 2014	November 30, 2013
Cash and cash equivalents	$1,579	$2,274
Short-term investments	950	788
Long-term investments	129	130
	$2,658	$3,192

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)

Date:	March 28, 2014	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer